UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66587

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MUFSON HOWE HUNTER & PARTNERS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Arch Street, 39th floor
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Mufson 212-399-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GR REID ASSOCIATES LLP
(Name – *if individual, state last, first, middle name*)

7600 Jericho Tpke., Suite 400	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Michael Mufson_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Mufson Howe Hunter & Partners, LLC_____ , as of ___December 31_____ , 20 _20_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____*NONE*_____

_____

_____

_____
Signature

_____*C E O*_____
Title

_____
Notary Public

> JULIE RODGERS
> Notary Public-State of Florida
> Commission # GG 149797
> My Commission Expires
> October 09, 2021

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUFSON HOWE HUNTER & PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020



GR REID
ASSOCIATES, LLP
. . . responsive, reliable, resourceful, financial advisement

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Mufson Howe Hunter & Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mufson Howe Hunter & Partners LLC as of December 31, 2020, and the related notes and supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mufson Howe Hunter & Partners LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mufson Howe Hunter & Partners LLC's management. Our responsibility is to express an opinion on Mufson Howe Hunter & Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mufson Howe Hunter & Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

G.R. Reid Associates, LLP

We have served as Mufson Howe Hunter & Partners LLC's auditor since 2019.

Woodbury, NY

March 31, 2021

GR REID ASSOCIATES, LLP ·· | 7600 JERICHO TURNPIKE., SUITE 400, WOODBURY, NEW YORK 11797 / 516.802.0100
| 1515 N. FEDERAL HIGHWAY, SUITE 411, BOCA RATON, FLORIDA 33432 / 561.544.7050
www.grreid.com

MUFSON HOWE HUNTER PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash	$	13,607
Total assets	$	13,607
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	1,000
Total liabilities		1,000
Member's Equity		12,607
Total liabilities and member's equity	$	13,607

The accompanying notes are an integral part of this statement.

Note 1 - **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization
Mufson Howe Hunter & Partners LLC (**"MHHP"**) and Mufson Howe Hunter Advisors LLC (**"MHHA"**) are wholly-owned subsidiaries of Mufson Howe Hunter and Company LLC (**"MHHC"**). MHHP is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

MHHP is an independent investment bank serving middle-market companies, primarily in the Mid-Atlantic region of the United States. MHHP provides strategic and financial advice to clients on such matters as financing growth, mergers and acquisitions, recapitalizations or sale of their businesses. The firm also raises debt and equity from banks, private equity firms and other institutional sources to finance such activities. MHHP is a member of the Securities Investor Protection Corporation ("SIPC").

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had no revenues in 2020 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has pledged additional support to the Company to enable it to continue as a going concern for a period of at least one year from the issuance date of these financial statements.

Basis of Presentation
The Company's financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

Accounting Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Concentration of Credit Risk

Financial instruments which potentially subject MHHP to concentrations of credit risk consist principally of cash. MHHP deposits its cash with its bank, which is a high credit, quality financial institution. At times, these deposits may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit.

Income Taxes

MHHP is a limited liability company (LLC) and a wholly-owned subsidiary of MHHC which is also a limited liability company. For both federal and state tax purposes, LLC's are taxed as partnerships. All income taxes on net earnings are payable by the member of the LLC and, accordingly, no provision for income taxes is required.

The Company accounts for uncertain tax positions using the accounting standard for uncertainty in income taxes. This standard clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a threshold and measurement attributes of the financial statement recognition and measurement of a tax position taken or expect to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

As of December 31, 2020, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company does not file income tax returns because it is a disregarded entity for income tax purposes.

The Tax Cuts and Jobs Act ("the Act") which was enacted on December 22, 2017 made key changes to the U.S. tax law, including the reduction of the U.S. federal corporate tax rate. Accounting Standards Codification 740 requires the efforts of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation in enacted. Since the earnings and losses of the Company are passed through to its member, the Company concluded that there was no impact to the financial statements for the year ended December 31, 2020.

Note 1 -   **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Note 2 -   **REGULATORY REQUIREMENTS**

MHHP is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934 (reserve requirement for broker/dealers) in that MHHP does not hold funds or securities for customers. Pursuant to the net capital provisions of rule 15c3-1 under the Securities Exchange Act of 1934, MHHP is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, MHHP had a net capital of $12,607 which was $7,607 in excess of its required net capital of $5,000. The Company's net capital ratio was 7.934%.

Note 3 -   **RELATED PARTIES**

MHHC is a holding company and all broker dealer related business is conducted through MHHP and all non-broker dealer business is conducted through MHHA.

Note 3 -   **RELATED PARTIES (continued)**

MHHP has an expense sharing agreement with MHHA. Under the expense sharing agreement, MHHP is allocated its portion of indirect operating expenses (including payroll, rent, office supplies, computer and other operating expenses). During the year ended December 31, 2020, MHHP was allocated costs in the amount of $15,998.

Note 4 –   **SUBSEQUENT EVENTS**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through March 31, 2021 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.

Note 5 -   **GOING CONCERN**

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had no revenues in 2020 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has pledged any additional support to the Company to enable it to continue as a going concern.

Note 6 -   **COVID-19**

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The outbreak could have a continued material adverse impact on economic and market conditions and continue to trigger periods of global economic slowdown. While the development and distribution of a vaccine presents the real possibility of ultimate containment of COVID-19, the outbreak continues to present ongoing uncertainty and risk with respect to the Company, its performance, and its financial results.